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M

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peachtree Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Street, Suite 1830
(No. and Street)

Atlanta (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Harless 404 364-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100, Atlanta GA 30305
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/14

OATH OR AFFIRMATION

I, Steve Harless, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peachtree Capital Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

DEBORAH C. GENARD NOTARY EXPIRES GEORGIA JUNE 05, 2016 PUBLIC FULTON COUNTY

2/18/14

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS OF

PEACHTREE CAPITAL CORPORATION

WITH

INDEPENDENT AUDITOR'S REPORT

For the Year Ended December 31, 2013

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

The Stockholders
Peachtree Capital Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of Peachtree Capital Corporation which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are to be filed pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depends on the auditor's judgement, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peachtree Capital Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

January 31, 2014
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

PEACHTREE CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

Assets

Cash	$	68,878
Money market deposit with clearing broker-dealer		58,256
Receivable from clearing broker-dealer		41,352
Other trade receivables		37,866
Prepaid expenses		9,144
Total assets	**$**	**215,496**

Liabilities and Stockholders' Equity

Liabilities:		
Accrued payroll and payroll tax	$	25,343
Total liabilities		25,343
Stockholders' Equity:		
Common stock, $1.00 par value; authorized 100,000 shares; issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		16,925
Retained earnings		172,228
Total stockholders' equity		190,153
Total liabilities and stockholders' equity	**$**	**215,496**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2013

Revenues:	
Gross commissions from brokerage services	$ 943,141
Investment advisory fees	253,207
Insurance commissions	37,662
Total revenues	**1,234,010**
Expenses:	
Employee compensation and fringe benefits	408,727
Clearing fees and expense	66,054
Regulatory fees and expenses	20,336
Telephone and communications	26,388
Quotation and research services	6,361
Insurance expenses	31,137
Office rent	269,627
Other administrative expense	65,227
Total expenses	**893,857**
Net Income	**$ 340,153**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2013

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2012	**1,000**	**$1,000**	**$16,925**	**$117,575**	**$135,500**
Net Income				340,153	340,153
Distributions to stockholders				(285,499)	(285,499)
Balance at December 31, 2013	**1,000**	**$1,000**	**$ 16,925**	**$ 172,229**	**$ 190,154**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 340,153
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables	(24,692)
Increase in prepaid expenses	(200)
Increase in accrued liabilities	3,209
Net cash provided by operating activities	318,470
Cash flows from financing activities:	
Distributions to stockholders	(285,499)
Net cash used by financing activities	(285,499)
Net increase in cash	32,971
Cash and cash equivalents:	
Beginning of year	94,163
End of year	**$ 127,134**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

1. Organization, Business and Summary of Significant Accounting Policies:

Organization and Description of Business:

Peachtree Capital Corporation (the "Company") was organized under the laws of the State of Georgia on August 21, 1990. The Company is registered as a broker-dealer and investment advisor with the United States Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority ("FINRA"), and the securities commissions of appropriate states. The Company is also an independent insurance agency. The Company's primary business is brokerage of listed marketable securities, mutual funds and insurance. Most of the Company's customers are located in the state of Georgia.

Summary of Significant Accounting Policies:

Cash and cash equivalents- The Company considers its money market asset deposit with its clearing broker-dealer as equivalent to cash in its statement of cash flows. The Company maintains its cash balance at a high credit quality bank. At times, balances may exceed federally insured limits.

Income taxes- The Company has elected to be taxed as an S Corporation whereby the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2010.

Estimates- Preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual amounts may differ from these estimates.

Securities transactions- Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Date of Management's review - Subsequent events were evaluated through January 31, 2014, which is the date the financial statements were available to be issued.

2. Receivables and Deposit with Clearing Broker-dealer:

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities and to maintain minimum net capital of $75,000.

At December 31, 2013 the Company had a money market deposit with its clearing broker-dealer in the amount of $58,256. These funds will not be available to the Company as long as it continues to do business with this clearing broker-dealer.

Amounts receivable from its clearing organization at December 31, 2013 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at December 31, 2013 and no allowance is required.

Other trade receivables arise from direct sales of investments and fees earned for investment advisory services. These receivables are considered fully collectible at December 31, 2013 and no allowance is required.

3. Related Party Transactions:

The Company shares certain employee costs and office facilities, furniture, and equipment with an accounting firm owned by the Company's stockholders. The leases for the shared facilities are held jointly with the related accounting firm. The Company paid approximately $270,000 in 2013 for the use of the shared facilities, furniture and equipment.

At December 31, 2013, the future minimum lease payments under office facilities leases are the following:

2014	$225,000
2015	$232,000
2016	$238,000
2017	$180,000
Total	$875,000

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

4. Net Capital Requirements:

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $160,911 which was

$155,911 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.16 to 1.0.

5. Off Balance Sheet Risk:

In the normal course of business, the Company executes securities transactions for its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTARY INFORMATION

PEACHTREE CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

As of December 31, 2013

Net Capital:	
Total stockholders' equity qualified for net capital	$190,153
Non-allowable assets:	
Trade receivables	(18,933)
Prepaid expenses	(9,144)
Haircuts on money market assets	(1,165)
Net Capital	$160,911
Aggregate Indebtedness	$25,343
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$155,911
Percentage of aggregate indebtedness to net capital	15.75%

Reconciliation with Company's Computation of Net Capital
(included in FOCUS Report Part IIA as of December 31, 2013)

Note - There is no significant difference from the Company's computation; accordingly, a reconciliation is not included.

PEACHTREE CAPITAL CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

Note - The Company was in compliance with the conditions of exemption pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

Note - The Company was in compliance with the conditions of exemption pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5

The Stockholders
Peachtree Capital Corporation:

In planning and performing our audit of the financial statements of Peachtree Capital Corporation for the year ended December 31, 2013, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Peachtree Capital Corporation, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not study the practices and procedures related to the following: (1) in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likehood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rubio CPA, PC

Rubio CPA, PC

Atlanta, Georgia
January 31, 2014

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

Independent Accountant's Report on Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Stockholders
Peachtree Capital Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed upon to by Peachtree Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Peachtree Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Peachtree Capital Corporation's management is responsible for the Peachtree Capital Corporation's compliance with those requirements. This agreed-upon procedure engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and for the payment made pursuant to SIPC-6 with a copy of the cancelled check supporting the payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared deductions reported in Form SIPC-7 with supporting audit working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and not intended to be and should not be used by anyone other than these specified parties.

Rubio CPA, PC

Rubio CPA, PC

Atlanta, Georgia
January 31, 2014